Filed pursuant to Rule 424(b)(3)

File No. 333-145999

Prospectus Supplement No. 1 dated

January 29, 2008 to

Prospectus dated October 30, 2007

B2 HEALTH, INC.

500,000 Shares of Common Stock

This Prospectus Supplement No. 1 is part of the Prospectus dated October 30, 2007 relating to an offering of up to 500,000 shares of the common stock of B2 Health, Inc.

The Board of Directors has extended the offering period.  As extended, the offering will remain open until all of the shares offered are sold or February 29, 2008 whichever occurs sooner.  We may extend the offering period for an additional 60 days, at our discretion.  We may decide to cease selling efforts prior to such date if we determine that it is no longer beneficial to continue the offering.

This Prospectus Supplement should be read in conjunction with our Prospectus dated October 30, 2007.